FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

  Press Release

EXPLANATORY NOTE

The following Significant Event notice was filed by Endesa Américas S.A. with the Chilean Superintendence of Securities and Insurance (the "SVS").  Endesa Américas S.A. was formed on March 1, 2016 by means of the demerger of Empresa Nacional de Electricidad S.A.  However, the distribution of the shares of Endesa Américas S.A. is still pending and is subject to registration with the SVS and the U.S. Securities and Exchange Commission.

                                                                                                                                                   Press Release

ENDESA AMÉRICAS ANNOUNCES SPIN-OFF BY ENDESA CHILE OF ENDESA AMÉRICAS

SANTIAGO, CHILE, April 4, 2016 ─ ENDESA AMÉRICAS S.A. (NYSE: EOCA) today announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the Registration Statement on Form 20-F filed by Endesa Américas (the “Registration Statement”) in connection with the spin-off by Empresa Nacional de Electricidad S.A. (NYSE: EOC) (“Endesa Chile”) of Endesa Américas (the “Spin-off”). Each holder of record of (i) Endesa Chile common stock as of April 14, 2016 (the “Record Date”), will have the right to receive one share of Endesa Américas common stock for each share of Endesa Chile common stock held, and (ii) American Depositary Shares (“ADSs”) of Endesa Chile as of the Record Date will have the right to receive one ADS of Endesa Américas for each ADS of Endesa Chile held.

The Spin-off was approved at an Extraordinary Shareholders Meeting of Endesa Chile held on December 18, 2015. Endesa Chile shareholders will not be required to (i) pay for the shares of Endesa Américas common stock to be received by them in the Spin-Off, (ii) surrender or exchange shares of Endesa Chile common stock in order to receive Endesa Américas common stock, (iii) take any other action in connection with the Spin-Off.

Endesa Américas and shares of Endesa Américas common stock are being registered with the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, or the “SVS”). The SVS has not approved or disapproved of the securities (including in the form of ADSs).

Persons holding Endesa Chile ADSs in the facilities of The Depositary Trust Company (“DTC”) will receive the distribution of Endesa Américas ADSs by book entry only, through the facilities of DTC on or about  April 26, 2016 (the “Distribution Date”). Persons holding Endesa Chile ADSs directly will receive the distribution of Endesa Américas ADSs in the form of certificated American Depositary Receipts (“ADRs”), representing Endesa Américas ADSs on or about the Distribution Date.

The distribution of Endesa Américas common stock and ADSs are subject to the satisfaction or waiver of certain conditions including, but not limited to, registration of the shares of common stock with the SVS, the receipt of approval to list the shares of common stock on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange in Chile, and the other conditions summarized in the Registration Statement.

In the event there are any changes to the Record Date or the Distribution Date, Endesa Chile and Endesa Américas will publish any such changes in a press release that will also be furnished on a Form 6-K. In addition, Endesa Américas will coordinate with Citibank N.A., its depositary, to give at least 10 days’ notice of any changes to the Record Date to the New York Stock Exchange (“NYSE”) in accordance with NYSE’s requirements.

There is currently no market for Endesa Américas common stock. The NYSE has authorized the listing of Endesa Américas ADRs under the symbol ‘EOCA,’ subject to official notice of distribution. Concurrent with the commencement of “regular way” trading of the Endesa Américas ADSs on the NYSE under the symbol ‘EOCA’, the ticker symbol for Endesa Chile’s ADSs is expected to change from ‘EOC’ to ‘EOCC’.

                                                                                                                                                   Press Release

The Registration Statement filed with the SEC contains information about Endesa Américas and its businesses, details regarding the distribution of Endesa Américas ADSs and other important information. The Registration Statement is available on the SEC’s website at www.sec.gov (http://www.sec.gov/).

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the completion of the Spin-Off, timing of "when-issued" and "regular-way" trading and trading on the NYSE, Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange, conditions to the distribution, and statements about the objectives of the Spin-off, Endesa Américas' strategy and other non-historical matters. These statements are based on management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward-looking statements. Such risks include a failure to successfully separate Endesa Américas from Endesa Chile, the satisfaction of conditions of the Spin-off, including the receipt of required approvals (including from the SVS), the ability of Endesa Américas' businesses to continue to grow and develop according to their business developm ent plans, trends in the industries in which Endesa Américas' businesses operate, customer demand, the competitive landscape in which Endesa Américas' businesses operate, changes in regulation applicable to Endesa Américas’ business, competition risk, regulatory risk, financial markets risk, operational risks, and other risks and factors, including those set forth under the heading “Risk Factors” in Endesa Américas’ Registration Statement. Except as required by law, Endesa América undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

For further information, please contact us:

Investor Relations Department e-mail: ir.endesacl@enel.com Phone: +56 22353 4682 Address: Santa Rosa 76, Santiago, Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: April 04, 2016